Wing Yip Food Holdings Group Limited

August 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed August 2, 2024
File No. 333-277694

Ladies and Gentlemen:

This letter is in response to the letter dated August 7, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No.5 to Registration Statement on Form F-1 (“Amendment No. 5”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1

Capitalization, page 51

1. We note your response to prior comment 1. Please revise to include a footnote that discloses that $0.89 million of your offering expenses were already paid and included in the "March 31, 2024 - Actual" column. In addition, notwithstanding the fact that you have paid $0.89 million of offering expenses, your net proceeds from this offering should include those expenses as well. Please revise your disclosures on page 48 to include these expenses in your net proceeds. Your net proceeds should be calculated by deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses from the gross proceeds of the offering.

In response to the Staff’s comments, we have revised the net proceeds under Use of Proceeds section on page 48 and have included a footnote on page 51 of Amendment No.5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC